

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 15, 2017

Gregory J. Goff
President and Chief Executive Officer
Andeavor Logistics LP
19100 Ridgewood Pkwy
San Antonio, TX 78259

> **Re:** **Andeavor Logistics LP**
> **Registration Statement on Form S-4**
> **Filed August 22, 2017**
> **File No. 333-220088**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2017**
> **Filed August 9, 2017**
> **File No. 1-35143**

Dear Mr. Goff:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the staff's comment with regards to your Form 10-Q for the fiscal quarter ended June 30, 2017 will need to be resolved before we will be in a position to declare your registration statement effective. Please also confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comment on the Form 10-Q.

Registration Statement on Form S-4

Questions and Answers, page 1

2.   Please include a question and answer regarding Andeavor's ownership interest in and control of WNRL and Andeavor Logistics LP.

The Merger, page 37

Background of the Merger, page 38

3.   We note that "Goldman Sachs discussed potential strategic alternatives for WNRL and ALLP" at the January 20, 2017 meeting of the Andeavor board. Please revise to disclose the strategic alternatives considered and why, as well as when, it was determined not to pursue them.

4.   Please revise to explain why ALLP decided to not condition closing on approval of a majority of the public, unaffiliated unitholders of WNRL and why the WNRL GP Conflicts Committee decided to accept that such a vote would not be required.

5.   Please name the individuals who participated in each stage of the discussions and negotiations. In that regard, we note references to Andeavor management, representatives of Andeavor and ALLP, and representatives of WNRL.

Reasons for the Recommendation of the WNRL GP Conflicts Committee, page 45

6.   We note that the WNRL GP Conflicts Committee considered as a positive factor that the merger will be "immediately accretive" to distributions per WNRL common unit and discounted cash flow per WNRL common unit. Please revise to expand on this disclosure.

Opinion of Financial Advisor to the WNRL GP Conflicts Committee, page 48

7.   Please supplementally provide us with the board books that Citi prepared and presented in connection with the transaction.

Unaudited Forecasted Financial Information, page 60

8.   Please revise pages 61 and 62 to disclose the material assumptions used to render the forecasted information for WNRL and Andeavor Logistics LP.

Unaudited Pro Forma Condensed Combined Financial Statements, page 112

Notes to Unaudited Pro Forma Financial Statements, page 118
Note 3 – IDR/GP Transaction, page 121

9.   We note reference is made to a table illustrating the percentage allocations of available cash from operating surplus between the unitholders and ALLP General Partner based on the specified target distribution levels in accordance with the Current ALLP Partnership Agreement. However, it appears this table has been inadvertently excluded. Given the cancellation of the economic interest under the IDR/GP Transaction, tell us the applicability of this table and revise your disclosure, as appropriate.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Operating Metrics, page 17

10.   We note you identify operating metrics that management uses to evaluate performance and compare profitability to other companies. However, the tabular disclosures where each metric is quantified for each period presented does not appear to include information necessary to determine the individual components of each metric without performing additional calculations. Please expand your disclosure to include the amounts used to derive each operating metric presented. As it relates to your Average margin on NGL sales per barrel, tell us in more detail how this metric is calculated, specifically whether it is exclusive of depreciation and amortization. If the metric is exclusive of depreciation and amortization, tell us your consideration of whether this metric is a non-GAAP measure. Refer to SAB Topic 11.B for guidance on the presentation of a figure for income before depreciation.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Sean T. Wheeler
        Latham & Watkins LLP